Sun Life Financial completes offering of Senior Unsecured Debentures

TORONTO, ON – (August 23, 2011) — Sun Life Financial Inc. (TSX/NYSE:SLF) today announced the successful completion of a public offering in Canada of $300 million principal amount of Series E Senior Unsecured 4.57% Debentures due 2021. The net proceeds will be used for general corporate purposes, including investments in subsidiaries.

The debentures were sold under a pricing supplement dated August 17, 2011, issued pursuant to the Company's short form base shelf prospectus and its prospectus supplement dated April 12, 2011, which are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com.

The Series E Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2011, the Sun Life Financial group of companies had total assets under management of $474 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

-30-

Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com